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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Biodel, Inc
(Name of Issuer)
Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)
09064M105
(CUSIP Number)
December 18, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	616900106	Page	2	of	11

1	NAMES OF REPORTING PERSONS Moab Partners, L.P. 20-4092810

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,586,930

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,586,930

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,586,930

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	616900106	Page	3	of	11

1	NAMES OF REPORTING PERSONS Moab Capital Partners, LLC 20-4093001

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,586,930

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		152,086

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,586,930

WITH:	8	SHARED DISPOSITIVE POWER

		152,086

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,739,016

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	616900106	Page	4	of	11

1	NAMES OF REPORTING PERSONS Michael M. Rothenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,586,930

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		152,086

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,586,930

WITH:	8	SHARED DISPOSITIVE POWER

		152,086

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,739,016

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No.	616900106	Page	5	of	11

1	NAMES OF REPORTING PERSONS David A. Sackler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,685,230

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		152,086

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,685,230

WITH:	8	SHARED DISPOSITIVE POWER

		152,086

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,837,316

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

Item 1.
(a)	Name of Issuer

Biodel, Inc.
(b)	Address of Issuer’s Principal Executive Offices

100 Saw Mill Road Danbury, CT 06810
Item 2.
(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of Moab Partners, L.P. (“Moab LP”); Moab Capital Partners, LLC (“Moab LLC”); Mr. Michael M. Rothenberg and Mr. David A. Sackler (each, a “Reporting Person”).
(b)	Address of Principal Business office or, if None, Residence

For each Reporting Person,
15 East 62nd Street New York, New York 10021
(c)	Citizenship

Moab LP is a Delaware limited partnership Moab LLC is a Delaware limited liability company Messrs. Rothenberg and Sackler are each United States citizens
(d)	Title of Class of Securities

Common Stock, par value $0.01 per share
(e)	CUSIP Number

09064M105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
Page 6 of 11 Pages

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☑	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).*

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

*	Messrs. Rothenberg and Sackler are control persons of Moab LLC in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership
Moab LP
(a) Amount beneficially owned: 1,586,930
(b) Percent of class: 6.7%
(c) Number of shares to which the person has:
(i) Sole power to vote or to direct the vote: 1,586,930
(ii) Shared power to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,586,930
(iv) Shared power to dispose or to direct the disposition of: 0
Moab LLC
(a) Amount beneficially owned: 1,739,016
(b) Percent of class: 7.3%
Page 7 of 11 Pages

(c) Number of shares to which the person has:
(i) Sole power to vote or to direct the vote: 1,586,930
(ii) Shared power to direct the vote: 152,086**
(iii) Sole power to dispose or to direct the disposition of: 1,586,930
(iv) Shared power to dispose or to direct the disposition of: 152,086**

**	Moab LLC may be deemed to have beneficial ownership of the shares of Common Stock that are owned of record by Alpine Fund, LLLP, a private pooled investment vehicle for which Moab LLC acts as co-investment adviser, under Section 13(d) of the Exchange Act.
Michael M. Rothenberg
(a) Amount beneficially owned: 1,739,016
(b) Percent of class: 7.3%
(c) Number of shares to which the person has:
(i) Sole power to vote or to direct the vote: 1,586,930
(ii) Shared power to direct the vote: 152,086
(iii) Sole power to dispose or to direct the disposition of: 1,586,930
(iv) Shared power to dispose or to direct the disposition of: 152,086
David A. Sackler
(a) Amount beneficially owned: 1,837,316
(b) Percent of class: 7.7%
(c) Number of shares to which the person has:
(i) Sole power to vote or to direct the vote: 1,685,230***
(ii) Shared power to direct the vote: 152,086
(iii) Sole power to dispose or to direct the disposition of: 1,685,230***
(iv) Shared power to dispose or to direct the disposition of: 152,086

***	Mr. Sackler has direct ownership of 98,300 shares of Common Stock, which represents approximately 0.41% of the Issuer’s outstanding Common Stock.
Page 8 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certification:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Page 9 of 11 Pages

SIGNATURE
Date: January 21, 2009

Moab Partners, L.P. By: Moab Capital Partners, LLC, its General Partner

By:	/s/ Michael M. Rothenberg Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg

Michael M. Rothenberg

/s/ David A. Sackler

David A. Sackler
Page 10 of 11 Pages

Exhibit A
Joint Filing Agreement Pursuant to Rule 13d-1
This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.
Date: January 21, 2009

Moab Partners, L.P. By: Moab Capital Partners, LLC, its General Partner

By:	/s/ Michael M. Rothenberg Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg

Michael M. Rothenberg

/s/ David A. Sackler

David A. Sackler
Page 11 of 11 Pages